Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Reporting Issuer

Skeena Resources Limited (the “Company”)

Suite 2600-1133 Melville Street.

Vancouver, British Columbia

V6E 4E5

Item 2.Date of Material Change

February 18, 2025 and February 26, 2025

Item 3.News Release

News releases describing the material changes were disseminated by the Company on February 18, 2025 and February 26, 2025 through Accesswire and copies were subsequently filed on SEDAR+.

Item 4.Summary of Material Change

On February 18, 2025, the Company announced it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 4,800,000 common shares of the Company (the “Common Shares”), at a price of C$14.70 per Common Share (the “Common Share Offering Price”) for aggregate gross proceeds of approximately C$70.5 million (the “Offering”).

The Company granted the Underwriters an option, exercisable in whole or in part, at any time up to 48 hours prior to closing of the Offering (“Closing”), to increase the aggregate number of Common Shares (including any Flow-Through Common Shares (as defined below)) purchased in the Offering by 15% (the “Underwriters’ Option”). Additionally, the Underwriters could elect (the “Flow-Through Election”), at any time up to 48 hours prior to Closing, to have up to 2,230,000 Common Shares issuable under the Offering (including any Common Shares issuable upon exercise of the Underwriters’ Option) to be issued as “flow-through shares” (“Flow-Through Common Shares”) within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) at a price of C$17.93 per Flow-Through Common Share  (the “Flow-Through Offering Price”).

On February 26, 2025, the Company announced it had closed the Offering of 3,290,000 Common Shares at the Common Share Offering Price and 2,230,000 Flow-Through Common Shares at the Flow-Through Offering Price, for aggregate gross proceeds of C$88,346,900. The Underwriters made the Flow-Through Election in full and exercised the Underwriters’ Option in full.

Item 5.Full Description of Material Change

5.1Full Description of Material Change

On February 18, 2025, the Company announced it had entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis,

4,800,000 Common Shares, at a price of C$14.70 per Common Share for aggregate gross proceeds of approximately C$70.5 million.

The Company granted the Underwriters an option, exercisable in whole or in part, at any time up to 48 hours prior to Closing, to increase the aggregate number of Common Shares (including any Flow-Through Common Shares) purchased in the Offering by 15%. Additionally, the Underwriters could elect, at any time up to 48 hours prior to Closing, to have up to 2,230,000 Common Shares issuable under the Offering (including any Common Shares issuable upon exercise of the Underwriters’ Option) to be issued as Flow-Through Common Shares at the Flow-Through Offering Price.

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes.

Any proceeds raised from the sale of Flow-Through Common Shares will be used by the Company to incur eligible “Canadian development expenses” (within the meaning of the Tax Act) (the “Qualifying Expenditures”). The Qualifying Expenditures will be incurred or deemed to be incurred and renounced to the purchasers of the Flow-Through Common Shares with an effective date no later than December 31, 2025.

On February 26, 2025, the Company announced it had closed the Offering of 3,290,000 Common Shares at the Common Share Offering Price and 2,230,000 Flow-Through Common Shares at the Flow-Through Offering Price, for aggregate gross proceeds of C$88,346,900. The Underwriters made the Flow-Through Election in full and exercised the Underwriters’ Option in full.

The Common Shares and Flow-Through Common Shares (together, the “Offered Shares”) were offered by way of prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Offered Shares were also offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (including the Base Shelf Prospectus) in the United States.

5.2Disclosure for Restructuring Transaction

Not applicable.

Item 6.Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Andrew MacRitchie

Chief Financial Officer

Tel: (604)-558-7687

Item 9.Date of Report

February 28, 2025